FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 29, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Markets N.V.
Interim Results 2022

NatWest Markets N.V.
Results for the half year ended 30 June 2022

Growing sustainably
In H1 2022, we have made good progress through our One Bank initiatives to grow in our target customer segment and markets. The creation of NatWest Group's new Commercial and Institutional franchise (C&I) announced in January 2022, which includes NatWest Markets, will provide further opportunities to deepen our customer relationships and drive sustainable income growth across the C&I franchise.

Against a backdrop of challenging market conditions and reduced levels of market liquidity in Fixed Income markets, we have overall delivered a strong financial performance in the first half of the year and maintained our strong capital and liquidity position. We continue to monitor the evolving economic outlook including the continued rise in cost of living and are mindful of the impact that rising inflation, higher interest rates and supply-chain shortages are having on our customers. We continue to monitor the situation closely regarding the Russian invasion of Ukraine. NatWest Markets N.V. (NWM N.V.) has no material direct exposure to the region through our operations or material dependencies on suppliers.

We continue to make progress in our remediation programmes relating to Financial Crime, Data Management, Outsourcing and Capital Models and our progress is shared regularly with the relevant supervisors.

Climate and sustainable funding and financing have continued to perform well, and as at the end of H1 2022 we had delivered €5.3 billion towards the NatWest Group climate and sustainable funding and financing target of £100 billion between 1 July 2021 and the end of 2025.

Management Board and Supervisory Board update
In May 2022, Vincent Goedegebuure joined NWM N.V. as Chief Executive Officer and Chairman of the Managing Board.
In April 2022, David King stepped down as Chief Financial Officer of NatWest Markets Plc (NWM Plc) and, as a result, he also stepped down as NWM N.V. Supervisory Board member.

Outlook(1) We retain the Outlook as set out in NWM N.V. 2021 Annual Report and Accounts.

(1)   The targets, expectations and trends discussed in this section represent management's current expectations and are subject to change, including as a result of the factors described in the Risk Factors section on pages 127 to 150 of NWM N.V. 2021 Annual Report and Accounts and the Summary Risk Factors set out on pages 28 and 29 of this announcement for H1 2022. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

Financial review
Profit for the period was €11 million compared with €40 million in H1 2021. The total decrease of €29 million was mainly due to an impairment charge of €7 million compared with a release of €4 million in H1 2021, a €7 million decrease in total income from €111 million to €104 million and a tax charge of €7 million compared with a tax credit of €2 million in H1 2021.

Net interest income was a net expense of €1 million compared with a net expense of €4 million in H1 2021.

Non-interest income decreased by €10 million to €105 million compared with €115 million in H1 2021. Net fees and commissions of €94 million (H1 2021 - €129 million) primarily related to transfer pricing income from NWM Plc of €60 million (H1 2021 - €76 million) and syndicate fee income of €34 million (H1 2021 - €52 million). The decrease in transfer pricing income is mainly driven by lower income from revenue share models. Income from trading activities was a gain of €10 million compared with a €2 million loss in H1 2021. Other operating income was a gain of €1 million compared with a loss of €12 million in H1 2021, largely reflecting the loss on disposal of Loans to customers of €12 million in the comparative period.

Operating expenses were €79 million compared with €77 million in H1 2021. Staff costs decreased by €2 million to €39 million in H1 2022, mainly due to restructuring expenses in H1 2021. Premises and equipment costs were €3 million (H1 2021 - €3 million). Administrative expenses increased by €4 million to €35 million, compared with €31 million in H1 2021, primarily driven by higher cost recharges from NatWest Group companies. Depreciation and amortisation was €2 million (H1 2021 - €2 million).

Impairments were a charge of €7 million, compared with a release of €4 million in H1 2021, mainly driven by increases in IFRS 9 Stage 1 and 2 exposures and associated expected credit loss in the period. The €4 million release in H1 2021 was mainly driven by a reduction of an individual significant exposure.

Tax charge was €7 million compared with a tax credit of €2 million in H1 2021, largely driven by the utilisation of deferred tax assets in H1 2022 and the release of a legacy tax provision in the comparative period.

Balance sheet
Total assets and total liabilities both increased by €6.2 billion to €27 billion and €24.7 billion respectively as at 30 June 2022, compared with 31 December 2021.

−	Cash and balances at central banks decreased by €1.2 billion to €3.9 billion at 30 June 2022, with the full balance placed with the Dutch Central Bank.
−	Trading assets increased to €4.6 billion (31 December 2021 - €4.2 billion), driven by an increase in reverse repos of €0.9 billion, partially offset by a decrease in collateral given of €0.5 billion.
−
Derivative assets increased to €10.7 billion (31 December 2021 - €7.8 billion) and derivative liabilities increased to €10.2 billion (31 December 2021 - €8.9 billion), primarily reflecting movements in interest rate derivatives and FX derivatives.

−
Settlement balance assets and liabilities were €1.9 billion (31 December 2021 - €0.4 billion) and €2.9 billion (31 December 2021 - €0.2 billion) respectively due to higher trading volume around June 2022 month end compared to December 2021 month end.

−	Loans to banks - amortised cost increased by €0.3 billion to €0.4 billion at 30 June 2022, largely driven by timing differences in Nostro accounts.
−	Loans to customers - amortised cost increased by €0.3 billion to €0.9 billion, reflecting new deals.
−
Amounts due from holding company and fellow subsidiaries increased to €3.1 billion compared with €1.4 billion at 31 December 2021, mainly due to increases in deals pending settlement and loans subject to reverse repo agreements.

−	Other financial assets increased by €0.3 billion to €1.4 billion, reflecting an increase in treasury bills of €0.4 billion and a decrease in equity shares of €0.1 billion.
−	Bank deposits increased by €0.2 billion to €0.2 billion at 30 June 2022.
−	Customer deposits increased from €0.9 billion to €1.3 billion, reflecting increased funding requirement.
−
Amounts due to holding companies and fellow subsidiaries increased by €0.1 billion to €4.0 billion, mainly driven by an increase in deposits subject to repo agreements of €0.7 billion, partially offset by a decrease in cash collateral of €0.5 billion.

−	Trading liabilities increased to €3.7 billion (31 December 2021 - €2.1 billion) primarily reflecting increases in collateral received and repos of €1.5 billion and €0.2 billion respectively.
−	Subordinated liabilities decreased by €0.1 billion to €0.5 billion primarily due to valuation changes.
−	Other financial liabilities were €1.9 billion (31 December 2021 - €1.9 billion).
−
Equity attributable to controlling interests increased by €49 million to €2.3 billion, mainly driven by the profit for the period of €11 million and own credit adjustments of €59 million due to widening of credit spreads. This was partially offset by dividends paid on AT1 capital securities of €7 million and fair value through other comprehensive income movements of €13 million.

Financial review
Capital and liquidity
Capital ratios and risk-weighted assets (RWAs) on the CRR transitional basis are set out below.

	30 June	31 December
	2022	2021
Capital ratios	%	%
CET1	26.9	29.7
Tier 1	30.9	34.1
Total	33.2	37.4

Risk-weighted assets	€m	€m
Credit risk	4,869	3,785
Market risk	1,054	1,269
Operational risk	354	620
Settlement risk	-	2
Total RWAs	6,277	5,676

Liquidity	%	%
Liquidity coverage ratio (LCR)	218	255

−       The decrease in market risk RWAs was primarily due to a decrease in Credit Valuation Adjustment (CVA) RWAs.
−       The increase in credit risk RWAs was mainly driven by increased corporate lending. This was also the primary driver for the decrease in the CET1 ratio.
−       There were no capital actions during H1 2022.
−       The decrease in the LCR ratio was driven by increased intercompany and increased lending, partially offset by increased funding over H1 2022.

Condensed consolidated income statement for the half year ended 30 June 2022 (unaudited)

	Half year ended
	30 June	30 June
	2022	2021
	€m	€m
Interest receivable	24	22
Interest payable	(25)	(26)
Net interest income	(1)	(4)
Fees and commissions receivable	106	143
Fees and commissions payable	(12)	(14)
Income from trading activities	10	(2)
Other operating income	1	(12)
Non-interest income	105	115
Total income	104	111
Staff costs	(39)	(41)
Premises and equipment	(3)	(3)
Other administrative expenses	(35)	(31)
Depreciation and amortisation	(2)	(2)
Operating expenses	(79)	(77)

Profit before impairment (losses)/releases	25	34
Impairment (losses)/releases	(7)	4
Operating profit before tax	18	38
Tax (charge)/credit	(7)	2
Profit for the period	11	40
Attributable to:
Ordinary shareholders	4	33
AT1 capital securities	7	7
	11	40

Condensed consolidated statement of comprehensive income for the half year ended 30 June 2022 (unaudited)

	Half year ended
	30 June	30 June
	2022	2021
	€m	€m
Profit for the period	11	40
Items that do not qualify for reclassification
Profit/(loss) on fair value of credit in financial liabilities designated at fair value through
profit or loss due to own credit risk	59	(19)
Fair value through other comprehensive income (FVOCI) financial assets	(5)	(1)
	54	(20)
Items that qualify for reclassification
FVOCI financial assets	(8)	(1)
Currency translation	(1)	3
	(9)	2
Other comprehensive income/(loss) after tax	45	(18)
Total comprehensive income for the period	56	22
Attributable to:
Ordinary shareholders	49	15
AT1 capital securities	7	7
	56	22

Condensed consolidated balance sheet as at 30 June 2022 (unaudited)
	30 June	31 December
	2022	2021
	€m	€m
Assets
Cash and balances at central banks	3,928	5,145
Trading assets	4,565	4,174
Derivatives	10,747	7,767
Settlement balances	1,861	391
Loans to banks - amortised cost	397	139
Loans to customers - amortised cost	915	660
Amounts due from holding companies and fellow subsidiaries	3,109	1,380
Other financial assets	1,369	1,027
Other assets	98	95
Total assets	26,989	20,778
Liabilities
Bank deposits	182	-
Customer deposits	1,259	880
Amounts due to holding companies and fellow subsidiaries	4,035	3,923
Settlement balances	2,857	186
Trading liabilities	3,727	2,080
Derivatives	10,170	8,854
Other financial liabilities	1,868	1,907
Subordinated liabilities	536	652
Other liabilities	59	49
Total liabilities	24,693	18,531
Total equity	2,296	2,247
Total liabilities and equity	26,989	20,778

Condensed consolidated statement of changes in equity for the half year ended 30 June 2022 (unaudited)

	Half year ended
	30 June	30 June
	2022	2021
	€m	€m
Share capital and premium account - at beginning and end of period (1)	1,700	1,700

AT1 capital securities - at the beginning and end of period	250	250
FVOCI reserve - at beginning of period	4	7
Unrealised losses	(17)	(1)
Realised losses/(gains)	4	(1)
At end of period	(9)	5

Foreign exchange reserve - at beginning of period	13	9
Retranslation of net assets	(1)	11
Foreign currency losses on hedges of net assets	-	(8)
At end of period	12	12

Retained earnings - at beginning of period	280	207
Profit attributable to ordinary shareholders and other equity owners	11	40
AT1 capital securities dividends paid	(7)	(7)
Changes in fair value of credit in financial liabilities designated at fair value through profit or loss	59	(19)
At end of period	343	221

Total equity at end of period	2,296	2,188

Attributable to:
Ordinary shareholders	2,046	1,938
AT1 capital securities	250	250

	2,296	2,188

(1)	Includes Ordinary share capital of €50,000 (2021 - €50,000).

Condensed consolidated cash flow statement for the half year ended 30 June 2022 (unaudited)

	Half year ended
	30 June	30 June
	2022	2021
	€m	€m
Operating activities
Operating profit before tax	18	38
Adjustments for non-cash items	(65)	(16)
Net cash flows from trading activities	(47)	22
Changes in operating assets and liabilities	(196)	131
Net cash flows from operating activities before tax	(243)	153
Income taxes paid	(2)	(25)
Net cash flows from operating activities	(245)	128
Net cash flows from investing activities	(345)	(178)
Net cash flows from financing activities	(23)	(17)
Effects of exchange rate changes on cash and cash equivalents	22	32
Net decrease in cash and cash equivalents	(591)	(35)
Cash and cash equivalents at beginning of period	7,229	7,286
Cash and cash equivalents at end of period	6,638	7,251

Notes
1. Presentation of condensed consolidated financial statements
The condensed consolidated financial statements are set out on pages 5 to 27. The directors have prepared these on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date they are approved and in accordance with IAS 34 'Interim Financial Reporting', as adopted by the European Union. They should be read in conjunction with the NatWest Markets N.V. 2021 Annual Report and Accounts.

2. Accounting policies
NatWest Markets N.V.'s principal accounting policies are as set out on pages 65 to 68 of the NatWest Markets N.V. 2021 Annual Report and Accounts. Amendments to IFRS effective from 1 January 2022 had no material effect on the condensed consolidated financial Statements.

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of NatWest Markets N.V.'s financial condition are those relating to deferred tax, fair value of financial instruments and loan impairment provisions. These critical accounting policies and judgements are noted on page 68 of NatWest Markets N.V. 2021 Annual Report and Accounts.

Information used for significant estimates
Key financial estimates are based on management's latest five-year revenue and cost forecasts. Measurement of deferred tax and expected credit losses are highly sensitive to reasonably possible changes in those anticipated conditions. Changes in judgments and assumptions could result in a material adjustment to those estimates in future reporting periods. (Refer to the Risk factors on page 28 which should be read in conjunction with the Risk factors included in the NatWest Markets N.V.'s 2021 Annual Report and Accounts).

3. Analysis of net fees and commissions

	Half year ended
	30 June	30 June
	2022	2021
	€m	€m
Fees and commissions receivable
- Transfer pricing arrangements (Note 11)	60	76
- Underwriting fees	30	52
- Lending and financing	10	9
- Other	6	6
Total	106	143

Fees and commissions payable	(12)	(14)
Net fees and commissions	94	129

4. Tax
The actual tax charge differs from the expected tax charge computed by applying the standard Dutch corporation tax rate of 25.8% as follows:
	Half year ended
	30 June	30 June
	2022	2021
	€m	€m
Profit before tax	18	38

Expected tax charge	(5)	(9)
Foreign profits taxed at other rates	(1)	-
Losses brought forward and utilised	-	8
Tax on AT1 capital securities	2	-
Adjustments in respect to prior years	(3)	3

Actual tax (charge)/credit	(7)	2

Deferred tax assets - Deferred tax assets of €57 million recognised at 31 December 2021 have decreased to €54 million at 30 June 2022 due to utilisations. NWM N.V. Group has considered the carrying value of this asset as at 30 June 2022 and concluded that it is recoverable based on future profit projections.

Notes
5. Derivatives
The table below shows third party derivatives by type of contract. The master netting agreements and collateral shown do not result in a net presentation on the balance sheet under IFRS.

	30 June 2022							31 December 2021
	Notional
	GBP	USD	Euro	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	€bn	€bn	€bn	€bn	€bn	€m	€m	€bn	€m	€m
Gross exposure						7,325	6,811		5,175	6,713
IFRS offset						-	-		-	-
Carrying value	422	72	1,575	35	2,104	7,325	6,811	1,814	5,175	6,713
Of which:
Interest rate (1)	410	12	1,516	6	1,944	4,453	3,865	1,664	3,243	4,321
Exchange rate	12	60	59	29	160	2,870	2,944	149	1,932	2,382
Credit	-	-	-	-	-	2	2	1	-	10
Carrying value					2,104	7,325	6,811	1,814	5,175	6,713

Counterparty mark-to-market netting						(3,295)	(3,295)		(2,747)	(2,747)
Cash collateral						(2,524)	(2,425)		(1,382)	(3,105)
Securities collateral						(880)	(183)		(534)	(365)
Net exposure						626	908		512	496

Banks (2)						18	117		32	35
Other financial institutions (3)						282	371		233	179
Corporate (4)						311	342		247	259
Government (5)						15	78		-	23
Net exposure						626	908		512	496

UK						10	6		7	3
Europe						606	902		470	493
US						-	-		4	-
RoW						10	-		31	-
Net exposure						626	908		512	496

Asset quality of uncollateralised derivative assets
AQ1-AQ4						559			446
AQ5-AQ10						67			66
Net exposure						626			512

(1)     The notional amount of interest rate derivatives includes €1,820 billion (31 December 2021 - €1,556 billion) in respect of contracts cleared through central clearing counterparties.
(2)     Transactions with certain counterparties with whom NWM N.V. has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions, for example China, where the collateral agreements are not deemed to be legally enforceable.
(3)     Includes transactions with securitisation vehicles and funds where collateral posting is contingent on NWM N.V.'s external rating.
(4)     Mainly large corporates with whom NWM N.V. may have netting arrangements in place, but operational capability does not support collateral posting.
(5)     Sovereigns and supranational entities with no collateral arrangements, collateral arrangements that are not considered enforceable, or one-way collateral agreements in their favour.

Notes
6. Financial instruments - classification
The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9.

			Amortised	Other
	MFVTPL	FVOCI	cost	assets	Total
Assets	€m	€m	€m	€m	€m
Cash and balances at central banks			3,928		3,928
Trading assets	4,565				4,565
Derivatives	10,747				10,747
Settlement balances			1,861		1,861
Loans to banks - amortised cost			397		397
Loans to customers - amortised cost			915		915
Amounts due from holding companies and fellow subsidiaries	1,006	-	2,098	5	3,109
Other financial assets		1,222	147		1,369
Other assets				98	98
30 June 2022	16,318	1,222	9,346	103	26,989

Cash and balances at central banks			5,145		5,145
Trading assets	4,174				4,174
Derivatives	7,767				7,767
Settlement balances			391		391
Loans to banks - amortised cost			139		139
Loans to customers - amortised cost			660		660
Amounts due from holding companies and fellow subsidiaries	765	-	612	3	1,380
Other financial assets	1	904	122		1,027
Other assets				95	95
31 December 2021	12,707	904	7,069	98	20,778

	Held-for-		Amortised	Other
	trading	DFV	cost	liabilities	Total
Liabilities	€m	€m	€m	€m	€m
Bank deposits			182		182
Customer deposits			1,259		1,259
Amounts due to holding companies and fellow subsidiaries	2,414	-	1,590	31	4,035
Settlement balances			2,857		2,857
Trading liabilities	3,727				3,727
Derivatives	10,170				10,170
Other financial liabilities		635	1,233		1,868
Subordinated liabilities		260	276		536
Other liabilities			9	50	59
30 June 2022	16,311	895	7,406	81	24,693

Bank deposits			-		-
Customer deposits			880		880
Amounts due to holding companies and fellow subsidiaries	2,068	-	1,825	30	3,923
Settlement balances			186		186
Trading liabilities	2,080				2,080
Derivatives	8,854				8,854
Other financial liabilities	-	586	1,321		1,907
Subordinated liabilities		394	258		652
Other liabilities			7	42	49
31 December 2021	13,002	980	4,477	72	18,531

Notes
6. Financial instruments - classification continued
Amounts due from/to holding companies and fellow subsidiaries as below:

	30 June 2022			31 December 2021

	Holding	Fellow		Holding	Fellow
	companies	subsidiaries	Total	companies	subsidiaries	Total
	€m	€m	€m	€m	€m	€m
Assets
Trading assets	1,006	-	1,006	765	-	765
Loans to banks - amortised cost	358	17	375	61	24	85
Loans to customers - amortised cost	146	-	146	135	-	135
Settlement balances	1,570	7	1,577	392	-	392
Other assets	5	-	5	3	-	3
Amounts due from holding companies and fellow
subsidiaries	3,085	24	3,109	1,356	24	1,380

Derivatives (1)	3,422	-	3,422	2,592	-	2,592
			-
Liabilities
Trading liabilities	2,414	-	2,414	2,068	-	2,068
Bank deposits - amortised cost	972	-	972	1,037	3	1,040
Customer deposits - amortised cost	-	96	96	-	179	179
Other financial liabilities - subordinated liabilities	150	-	150	150	-	150
Settlement balances	372	-	372	456	-	456
Other liabilities	17	14	31	23	7	30
Amounts due to holding companies and fellow
subsidiaries	3,925	110	4,035	3,734	189	3,923

Derivatives (1)	3,359	-	3,359	2,141	-	2,141

(1)     Intercompany derivatives are included within derivative classification on the balance sheet.

Notes
6. Financial instruments - valuation
Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in NWM N.V.'s 2021 Annual Report and Accounts. Valuation and input methodologies at 30 June 2022 are consistent with those described in Note 8 to NWM N.V.'s 2021 Annual Report and Accounts.

Fair value hierarchy
The table below shows the assets and liabilities held by NWM N.V. split by fair value hierarchy level. Level 1 are considered the most liquid instruments, and level 3 the most illiquid, valued using expert judgment and hence carry the most significant price uncertainty.
	30 June 2022				31 December 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	€m	€m	€m	€m	€m	€m	€m	€m
Assets
Trading assets
Loans	-	4,480	85	4,565	-	4,112	59	4,171
Securities	-	-	-	-	-	-	3	3
Derivatives	-	10,669	78	10,747	-	7,655	112	7,767
Amounts due from holding companies and
fellow subsidiaries	-	1,006	-	1,006	-	765	-	765
Other financial assets - securities	855	364	3	1,222	460	445	-	905
Total financial assets held at fair value	855	16,519	166	17,540	460	12,977	174	13,611
As a % of total fair value assets	5%	94%	1%		3%	96%	1%

Liabilities
Amounts due to holding companies and
fellow subsidiaries	-	2,414	-	2,414	-	2,068	-	2,068
Trading liabilities
Deposits	-	3,708	-	3,708	-	2,059	-	2,059
Short positions	-	19	-	19	-	21	-	21
Derivatives	-	10,060	110	10,170	-	8,794	60	8,854
Other financial liabilities
Deposits	-	580	-	580	-	586	-	586
Debt securities in issue	-	55	-	55	-	-	-	-
Subordinated liabilities	-	260	-	260	-	394	-	394
Total financial liabilities held at fair value	-	17,096	110	17,206	-	13,922	60	13,982
As a % of total fair value liabilities	-	99%	1%		-	100%	0%

(1)    Level 1 - Instruments valued using unadjusted quoted prices in active and liquid markets, for identical financial instruments. Examples include government bonds, listed equity shares and certain exchange-traded derivatives.
         Level 2 - Instruments valued using valuation techniques that have observable inputs. Observable inputs are those that are readily available with limited adjustments required. Examples include most government agency securities, investment-grade corporate bonds, certain mortgage products - including CLOs, most bank loans, repos and reverse repos,    state and municipal obligations, most notes issued, certain money market securities, loan commitments and most OTC derivatives.
         Level 3 - Instruments valued using a valuation technique where at least one input which could have a significant effect on the instrument's valuation, is not based on observable market data. Examples include non-derivative instruments which trade infrequently, certain syndicated and commercial mortgage loans, private equity, and derivatives with  unobservable model inputs.
(2)    Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred.

Notes
6. Financial instruments - valuation
Level 3 sensitivities
The table below shows the high and low range of fair value of the level 3 assets and liabilities.
	30 June 2022			31 December 2021
	Level 3	Favourable	Unfavourable	Level 3	Favourable	Unfavourable
Assets	€m	€m	€m	€m	€m	€m
Trading assets
Loans	85	-	-	59	-	-
Securities	-	-	-	3	-	-
Derivatives	78	10	(10)	112	10	(10)
Other financial assets - Securities	3	-	-	-	-	-
Total financial assets held at fair value	166	10	(10)	174	10	(10)

Liabilities
Derivatives	110	10	(10)	60	-	-
Total financial liabilities held at fair value	110	10	(10)	60	-	-

Alternative assumptions

Reasonably plausible alternative assumptions of unobservable inputs are determined based on a specified target level of certainty of 90%. Alternative assumptions are determined with reference to all available evidence including consideration of the following: quality of independent pricing information considering consistency between different sources, variation over time, perceived tradability or otherwise of available quotes; consensus service dispersion ranges; volume of trading activity and market bias (e.g. one-way inventory); day 1 profit or loss arising on new trades; number and nature of market participants; market conditions; modelling consistency in the market; size and nature of risk; length of holding of position; and market intelligence.

Movement in level 3 assets and liabilities
The following table shows the movement in level 3 assets and liabilities.
	Half year ended 30 June 2022				Half year ended 30 June 2021
		Other				Other
	Trading	financial	Total	Total	Trading	financial	Total	Total
	assets (1)	assets (2)	assets	liabilities	assets (1)	assets (2)	assets	liabilities
	€m	€m	€m	€m	€m	€m	€m	€m
At 1 January	174	-	174	60	133	-	133	59
Amount recorded in the income statement (3)	(23)	-	(23)	34	(31)	-	(31)	(6)
Level 3 transfers in	-	-	-	1	-	35	35	-
Level 3 transfers out	-	-	-	(1)	(7)	-	(7)	(3)
Purchases/originations	95	3	98	35	46	-	46	13
Settlements/other decreases	(9)	-	(9)	(6)	(4)	(5)	(9)	3
Sales	(73)	-	(73)	(13)	(1)	-	(1)	(3)
Foreign exchange and other	(1)	-	(1)	-	4	-	4	-
At 30 June	163	3	166	110	140	30	170	63

Amounts recorded in the income statement in
respect of balances held at year end
- unrealised	(23)	-	(23)	34	(31)	-	(31)	(6)

(1)     Trading assets comprise assets held at fair value in trading portfolios.
(2)     Other financial assets comprise fair value through other comprehensive income, designated as at fair value through profit or loss and other fair value through profit or loss.
(3)     There were €57 million net losses on trading assets and liabilities (30 June 2021 - €25 million) recorded in income from trading activities.

Notes
6. Financial instruments - valuation continued
Fair value of financial instruments measured at amortised cost on the balance sheet
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.
	Items where
	fair value
	approximates	Carrying		Fair value hierarchy level
	carrying value	value	Fair value	Level 2	Level 3
30 June 2022	€m	€m	€m	€m	€m
Financial assets
Cash and balances at central banks	3,928
Settlement balances	1,861
Loans to banks	222	175	175	73	102
Loans to customers		915	888	-	888
Amounts due from holding companies and fellow subsidiaries	1,577	521	521	-	521
Other financial assets		147	147	-	147

31 December 2021
Financial assets
Cash and balances at central banks	5,145
Settlement balances	391
Loans to banks	18	121	121	62	59
Loans to customers		660	656	-	656
Amounts due from holding companies and fellow subsidiaries		612	612	-	612
Other financial assets		122	122	-	122

30 June 2022
Financial liabilities
Bank deposits	32	150	150	-	150
Customer deposits	3	1,256	1,256	-	1,256
Amounts due to holding companies and fellow subsidiaries	357	1,233	1,239	150	1,089
Settlement balances	2,857
Other financial liabilities		1,233	1,233	553	680
Subordinated liabilities		276	367	367	-

31 December 2021
Financial liabilities
Bank deposits	-	-	-	-	-
Customer deposits	4	876	876	-	876
Amounts due to holding companies and fellow subsidiaries	31	1,794	1,807	157	1,650
Settlement balances	186
Other financial liabilities		1,321	1,321	814	507
Subordinated liabilities		258	382	380	2

Short-term financial instruments
For certain short-term financial instruments: cash and balances at central banks, items in the course of collection from other banks, settlement balances, items in the course of transmission to other banks, and customer demand deposits, carrying value is deemed a reasonable approximation of fair value.

Loans to banks and customers
In estimating the fair value of net loans to customers and banks measured at amortised cost, NWM N.V.'s loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value; contractual cash flows and expected cash flows.

Debt securities and subordinated liabilities
Most debt securities are valued using quoted prices in active markets or from quoted prices of similar financial instruments in active markets. For the remaining population, fair values are determined using market standard valuation techniques, such as discounted cash flows.

Bank and customer deposits
Fair value of deposits are estimated using discounted cash flow valuation techniques.

Notes
7. Trading assets and liabilities
Trading assets and liabilities comprise assets and liabilities held at fair value in trading portfolios.

	30 June	31 December
	2022	2021
Assets	€m	€m
Loans
Reverse repos	1,819	946
Collateral given	2,648	3,164
Other loans	98	61
Total loans	4,565	4,171
Securities	-	3
Total	4,565	4,174

Liabilities
Deposits
Repos	754	586
Collateral received	2,953	1,468
Other deposits	1	5
Total deposits	3,708	2,059
Short positions	19	21
Total	3,727	2,080

8. Loan impairment provisions
Economic loss drivers
Introduction
The portfolio segmentation and selection of economic loss drivers for IFRS 9 follow closely the approach used in stress testing. To enable robust modelling the forecasting models for each portfolio segment (defined by product or asset class and where relevant, industry sector and region) are based on a selected, small number of economic factors, (typically three to four) that best explain the temporal variations in portfolio loss rates. The process to select economic loss drivers involves empirical analysis and expert judgment.

Economic scenarios
At 30 June 2022, the range of anticipated future economic conditions was defined by a set of four internally developed scenarios and their respective probabilities. In addition to the base case, they comprised upside, downside and extreme downside scenarios. The scenarios primarily reflected a range of outcomes associated with the most prominent risks facing the economy, and the associated effects on labour and asset markets.

The four economic scenarios are translated into forward-looking projections of credit cycle indices (CCIs) using a set of econometric models. Subsequently the CCI projections for the individual scenarios are averaged into a single central CCI projection according to the given scenario probabilities. The central CCI projection is then overlaid with an additional mean reversion assumption i.e., after reaching their worst forecast position the CCIs start to gradually revert to their long-run average of zero.

Upside - This scenario assumes a very strong recovery through 2022 as consumers dip into excess savings built up since amidst COVID-19. The labour market remains resilient, with the unemployment rate falling substantially below pre-COVID-19 levels. Inflation is marginally higher than the base case but eventually retreats close to the target without substantial tightening and with no major effect on growth. The housing market shows a strong performance.

Base case - After a strong recovery in 2021, growth moderates in 2022 as real incomes decline and consumer confidence falls. The unemployment rate decreases initially but subsequently increases above pre-COVID-19 levels, although remains low by historical standards. Inflation remains elevated at close to current levels through to early 2023 before retreating. Interest rates are raised to 2% to control price pressures. There is a gradual cooling in the housing market, but activity remains firm. As inflation retreats, economic growth returns to its pre-COVID-19 pace over the course of 2023, remaining steady through the forecast period.

Downside - This scenario assumes that inflation accelerates to 15%, triggered by further escalation in geopolitical tensions and an associated rise in energy prices. This undermines the recovery, harming business and consumer confidence and pushing the economy into recession. Unemployment rate rises above the levels seen during COVID-19 and there is a modest decline in house prices. Inflation subsequently normalises, paving the way for cuts to interest rates and recovery.

Notes
8. Loan impairment provisions continued
Economic loss drivers
Extreme downside - The trigger for the extreme downside is similar to the downside scenario. However, in this scenario, inflation remains more persistent, necessitating a significant degree of rate tightening. This tighter policy and fall in real income leads to a deep recession. There is widespread job shedding in the labour market while asset prices see deep corrections, with housing market falls higher than those seen during previous episodes. The recovery is tepid throughout the five-year period, meaning only a gradual decline in joblessness.

For June 2022, the four scenarios were deemed appropriate in capturing the uncertainty in economic forecasts and the non-linearity in outcomes under different scenarios. These four scenarios were developed to provide sufficient coverage across potential rises in unemployment, inflation and asset price falls around which there are pronounced levels of uncertainty.

The tables below provide details of the key economic loss drivers under the four scenarios.

The main macroeconomic variables for each of the four scenarios used for expected credit loss (ECL) modelling are set out in the table below. The compound annual growth rate (CAGR) for GDP is shown. It also shows the five-year average for unemployment and the European Central Bank main refinancing rate.

Main macroeconomic variables
	30 June 2022				31 December 2021
				Extreme				Extreme
	Upside	Base case	Downside	downside	Upside	Base case	Downside	downside
Five-year summary	%	%	%	%	%	%	%	%
Eurozone
GDP - CAGR	2.3	2.0	0.7	0.1	2.6	2.2	1.2	0.6
Unemployment - average	7.2	7.4	8.7	10.0	7.4	7.6	8.6	9.9
European Central Bank
- main refinancing rate - average	1.3	2.0	0.1	1.4	0.8	0.1	0.2	-
Probability weight	21.0	45.0	20.0	14.0	30.0	45.0	20.0	5.0

(1)     The five year period starts after Q1 2022 for 30 June 2022 and Q3 2021 for 31 December 2021.
(2)     CAGR figures are not comparable with 31 December 2021 data, as the starting quarters are different.

Probability weightings of scenarios
NWM N.V. Group's approach to IFRS 9 multiple economic scenarios (MES) involves selecting a suitable set of discrete scenarios to characterise the distribution of risks in the economic outlook and assigning appropriate probability weights. The scale of the economic effect of COVID-19 and the range of recovery paths had necessitated subjective assignment of probability weights. However, for H1 2022, NWM N.V. Group resurrected the quantitative approach used pre-COVID-19. The approach involves comparing GDP paths for NWM N.V. Group's scenarios against a set of 1,000 model runs, following which, a percentile in the distribution is established that most closely corresponded to the scenario. The probability weight for the base case is set based on judgement while probability weights for the alternate scenarios are assigned based on these percentiles scores.

A 21% weighting was applied to the upside scenario (compared to 30% at 31 December 2021), a 45% weighting applied to the base case scenario (unchanged from 31 December 2021), a 20% weighting applied to the downside scenario (unchanged from 31 December 2021) and a 14% weighting applied to the extreme downside scenario (compared to 5% at 31 December 2021).

The assigned probability weights reflect the outputs of NWM N.V. Group's quantitative approach and were judged to be aligned with subjective assessment of balance of the risks in the economy, presenting good coverage to the range of outcomes assumed in the central scenarios, including the potential for a robust recovery on the upside and exceptionally challenging outcomes on the downside. The current geopolitical tensions pose considerable uncertainty to the economic outlook, with respect to their persistence, range of outcomes and subsequent impacts on inflation and economic activity. Given that backdrop, and the higher possibility of a more challenging economic backdrop than assumed in the base case, NWM N.V. Group judged it appropriate to apply a lower probability weight to the upside scenario and a higher probability to downside-biased scenarios, than at 31 December 2021.

Notes
8. Loan impairment provisions continued
Economic loss drivers

Annual figures
				Extreme
	Upside	Base case	Downside	downside
Eurozone - GDP - annual growth	%	%	%	%
2022	3.5	3.0	2.6	2.4
2023	3.9	2.4	(3.8)	(6.1)
2024	2.7	2.3	1.3	(0.3)
2025	1.2	1.8	2.5	2.9
2026	1.5	1.6	2.1	2.6

				Extreme
	Upside	Base case	Downside	downside
Eurozone - unemployment rate - annual average	%	%	%	%
2022	7.4	7.5	7.6	7.7
2023	7.1	7.4	9.1	9.6
2024	7.1	7.4	9.5	11.8
2025	7.2	7.3	8.8	10.9
2026	7.2	7.3	8.2	9.4

				Extreme
	Upside	Base case	Downside	downside
European Central Bank - main refinancing rate - annual average	%	%	%	%
2022	0.1	0.3	-	0.2
2023	1.3	2.1	-	1.7
2024	1.7	2.4	-	2.4
2025	1.7	2.4	0.1	1.8
2026	1.7	2.4	0.3	0.9

Use of the scenarios in lending
The lending ECL methodology is based on the concept of CCIs. The CCIs represent all relevant economic loss drivers for a region/industry segment aggregated into a single index value that describes the loss rate conditions in the respective segment relative to its long-run average. A CCI value of zero corresponds to loss rates at long-run average levels, a positive CCI value corresponds to loss rates below long run average levels and a negative CCI value corresponds to loss rates above long-run average levels.

Finally, ECL is calculated using a Monte Carlo approach by averaging probability of default (PD) and loss given default (LGD) values arising from many CCI paths simulated around the central CCI projection.

The rationale for the approach is the long-standing observation that loss rates tend to follow regular cycles. This allows NWM N.V. Group to enrich the range and depth of future economic conditions embedded in the final ECL beyond what would be obtained from using the discrete macro-economic scenarios alone.

Economic uncertainty
Businesses are still trying to recover fully from the effects of COVID-19 and to service additional debt which was accessed during the period. New headwinds on inflation, cost of living and supply chain have arisen.

Inflation and supply chain issues are presenting significant headwinds for some businesses and sectors. These are a result of various factors and in many cases are compounding and look set to remain a feature of the economic environment into 2023. NWM N.V. Group has considered where these are most likely to affect the customer base including assessing which businesses that NWM N.V. Group do not believe will fully pass the costs onto the consumer and those that can, driving further cost of living risks.

Notes
8. Loan impairment provisions continued
Economic uncertainty

The effects of these risks are not expected to be fully captured by forward-looking credit modelling, particularly given the unique high inflation, low unemployment base case outlook. Any incremental ECL effects for these risks will be captured via post model adjustments and are detailed further in the Governance and post model adjustments section.

Model monitoring and enhancement
As of January 2022, a new definition of default for internal ratings based models was introduced in line with PRA and EBA guidance. This definition of default was also adopted for IFRS 9. Underlying observed one year default rates (after isolating one-off effects from the new definition of default) across all portfolios still trend at or below pre-COVID-19 levels. As a result, most recent back-testing of forward-looking IFRS 9 PDs continues to show some overprediction in some portfolios. As in previous quarters, model recalibrations to adjust for this overprediction have been deferred based on the judgment that low default rate actuals during COVID-19 were distorted, due to government support.

Going forward, NWM N.V. Group expects potential increases in default emergence to come primarily from forward-looking risks like high inflation and rising interest rates, rather than from delayed COVID-19 effects. Therefore, previously applied lags to the projections from the economic forecasting models of up to 12 months have been discontinued.

Governance and post model adjustments
The IFRS 9 PD, EAD and LGD models are subject to NWM N.V. Group's model risk policy that stipulates periodic model monitoring, periodic re-validation and defines approval procedures and authorities according to model materiality. Various post model adjustments were applied where management judged they were necessary to ensure an adequate level of overall ECL provision.

All post model adjustments were subject to formal approval through provisioning governance, and were categorised as follows:
−     Deferred model calibrations - ECL adjustments where PD model monitoring indicated that actual defaults were below estimated levels but where it was judged that an implied ECL release was not supportable due to the influence of government support schemes on default levels in the past two years. As a consequence, any potential ECL release was deferred and retained on the balance sheet until modelled ECL levels are affirmed by new model parallel runs or similar analyses.
−     Economic uncertainty - ECL adjustments primarily arising from uncertainties associated with increased inflation and cost of living risks as well as supply chain disruption, along with the residual effect of COVID-19 and government support schemes. In all cases, management judged that additional ECL was required until further credit performance data became available as the full effects of these issues matures.
−     Other adjustments - ECL adjustments where it was judged that the modelled ECL required to be amended.

Post model adjustments will remain a key focus area of NWM N.V. Group's ongoing ECL adequacy assessment process. A holistic framework has been established including reviewing a range of economic data, external benchmark information and portfolio performance trends with a particular focus on segments of the portfolio that are likely to be more susceptible to inflation, cost of living and supply chain risks.

Measurement uncertainty and ECL sensitivity analysis
The recognition and measurement of ECL is complex and involves the use of significant judgment and estimation, particularly in times of economic volatility and uncertainty. This includes the formulation and incorporation of multiple forward-looking economic scenarios into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate.

The focus of the simulations is on ECL provisioning requirements on performing exposures in Stage 1 and Stage 2. The simulations are run on a stand-alone basis and are independent of each other; the potential ECL impacts reflect the simulated impact at 30 June 2022. Scenario impacts on a significant increase in credit risk (SICR) should be considered when evaluating the ECL movements of Stage 1 and Stage 2. In all scenarios the total exposure was the same but exposure by stage varied in each scenario.

Stage 3 provisions are not subject to the same level of measurement uncertainty - default is an observed event as at the balance sheet date. Stage 3 provisions therefore have not been considered in this analysis.

Notes
8. Loan impairment provisions continued
Measurement uncertainty and ECL sensitivity analysis

The impact arising from the base case, upside, downside and extreme downside scenarios has been simulated. NWM N.V. Group has assumed that the economic macro variables associated with these scenarios replace the existing base case economic assumptions, giving them a 100% probability weighting and therefore serving as a single economic scenario.

These scenarios have been applied to all modelled portfolios in the analysis below, with the simulation impacting both PDs and LGDs. Modelled post model adjustments present in the underlying ECL estimates are also sensitised in line with the modelled ECL movements, but those that were judgmental in nature, primarily those for deferred model calibrations and economic uncertainty, are not (refer to the Governance and post model adjustments section). As expected, the scenarios create differing impacts on ECL by portfolio and the impacts are deemed reasonable. In this simulation, it is assumed that existing modelled relationships between key economic variables and loss drivers hold, but in practice other factors would also have an impact, for example, potential customer behaviour changes and policy changes by lenders that might impact on the wider availability of credit.

NWM N.V. Group's core criterion to identify a SICR is founded on PD deterioration, as discussed above. Under the simulations, PDs change and result in exposures moving between Stage 1 and Stage 2 contributing to the ECL impact.

Measurement uncertainty and ECL adequacy
−      During the first half of 2022, both the Stage 2 size and overall modelled ECL reduced in line with stable portfolio performance and underlying ECL driver trends. Judgmental ECL post model adjustments, although reduced in value terms from 31 December 2021, continue to reflect economic uncertainty with the expectation of increased defaults later in 2022 and beyond.
−      If the economics were as negative as observed in the extreme downside, total Stage 1 and Stage 2 ECL was simulated to increase. In this scenario, Stage 2 exposure increased significantly and was the key driver of the simulated ECL rise. The movement in Stage 2 balances in the other simulations was less significant.
−      In the Wholesale portfolio, there was a significant increase to ECL under both the moderate and extreme downsides.

The changes in the economic outlook and scenarios used in the IFRS 9 MES framework at 30 June 2022 to capture the increased risks of inflation, cost of living and supply chain had a minimal effect on modelled ECL. Given that uncertainty has increased due to these risks, NWM N.V. Group utilised a framework of quantitative and qualitative measures to support the directional change and levels of ECL coverage, including economic data, credit performance insights on higher risk portfolio segments and problem debt trends. This was particularly important for consideration of post model adjustments.

As the effects of inflation, cost of living and supply chain risks evolve during 2022 and into 2023 and government support schemes have to be serviced, there is a risk of credit deterioration. However, the income statement effect of this will be mitigated by the forward-looking provisions retained on the balance sheet at 30 June 2022.

There are a number of key factors that could drive further downside to impairments, through deteriorating economic and credit metrics and increased stage migration as credit risk increases for more customers. Such factors would include an adverse deterioration in GDP and unemployment in the economies in which NWM N.V. Group operates.

Notes
8. Loan impairment provisions continued
Portfolio summary
The table below shows gross loans and related credit impairment measurements, within the scope of the ECL IFRS 9 framework.

	30 June	31 December
	2022	2021
	€m	€m
Loans - amortised cost and fair value through other comprehensive income (FVOCI)
Stage 1	883	732
Stage 2	215	50
Stage 3	-	39
Inter-Group (1)	521	220
Total	1,619	1,041
ECL provisions
Stage 1	5	-
Stage 2	3	1
Stage 3	-	39
Total	8	40
ECL provisions coverage (2)
Stage 1 (%)	0.57	-
Stage 2 (%)	1.40	2.00
Stage 3 (%)	-	100.00
Total	0.73	4.87
Other financial assets - gross exposure	5,255	6,072
Other financial assets - ECL provision	-	-

	Half year ended
	30 June	30 June
	2022	2021
	€m	€m
Impairment losses
ECL (release)/charge - third party (3)	7	(4)

Amounts written-off	43	38

(1)       NWM N.V. Group's intercompany assets were classified in Stage 1. The ECL for these loans was €0.1 million (31 December 2021 - €0.1 million).
(2)       ECL provisions coverage is calculated as ECL provisions divided by loans - amortised cost and FVOCI. It is calculated on third party loans and total ECL provisions.
(3)       Includes €0.1 million (30 June 2021 - nil) related to other financial assets and nil (30 June 2021 - nil) relating to contingent liabilities.
(4)       The table shows gross loans only and excludes amounts that are outside the scope of the ECL framework. Refer to page 39 for Financial instruments within the scope of the IFRS 9 ECL framework in the NWM N.V. Group 2021 Annual Report and Accounts for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling €3.9 billion (31 December 2021 - €5.1 billion) and debt securities of €1.3 billion (31 December 2021 - €0.9 billion).

Notes
8. Loan impairment provisions continued
Sector analysis - portfolio summary
The table below shows exposures and ECL by stage, for key sectors.

	Loans - amortised cost and FVOCI				Off-balance sheet		ECL provisions
					Loan	Contingent
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
30 June 2022	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Property	16	-	-	16	313	-	-	-	-	-
Financial institutions	479	8	-	487	896	475	1	-	-	1
Corporate	388	207	-	595	6,112	-	4	3	-	7
Of which:
Agriculture	2	-	-	2	-	-	-	-	-	-
Airlines and aerospace	1	-	-	1	39	-	-	-	-	-
Automotive	6	-	-	6	644	-	-	-	-	-
Health	21	-	-	21	-	-	-	-	-	-
Land transport and logistics	15	60	-	75	327	-	-	1	-	1
Leisure	-	14	-	14	169	-	-	-	-	-
Oil and gas	3	-	-	3	481	-	-	-	-	-
Retail	8	-	-	8	332	-	-	-	-	-
Total	883	215	-	1,098	7,321	475	5	3	-	8

31 December 2021
Property	23	-	-	23	285	-	-	-	-	-
Financial institutions	195	3	-	198	927	474	-	-	-	-
Corporate	514	47	39	600	4,640	1	-	1	39	40
Of which:
Agriculture	-	-	39	39	-	-	-	-	39	39
Airlines and aerospace	-	-	-	-	33	-	-	-	-	-
Automotive	-	-	-	-	647	-	-	-	-	-
Health	5	-	-	5	178	-	-	-	-	-
Land transport and logistics	87	-	-	87	273	-	-	-	-	-
Leisure	-	4	-	4	174	-	-	-	-	-
Oil and gas	300	-	-	300	-	-	-	-	-	-
Retail	-	-	-	-	332	-	-	-	-	-
Total	732	50	39	821	5,852	475	-	1	39	40

Notes
8. Loan impairment provisions continued
Flow statement
The flow statement that follows shows the main ECL and related income statement movements. It also shows the changes in ECL as well as the changes in related financial assets used in determining ECL. Due to differences in scope, exposures may differ from those reported in other tables, principally in relation to exposures in Stage 1 and Stage 2. These differences do not have a material ECL impact because they relate to balances at central banks. Other points to note:

−       Financial assets include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included.
−       Stage transfers (for example, exposures moving from Stage 1 into Stage 2) are a key feature of the ECL movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges. Similarly, there is an ECL benefit for accounts improving stage.
−       Changes in risk parameters shows the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down.
−       Amounts written-off represent the gross asset written-down against accounts with ECL, including the net asset write-down for any debt sale activity.

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
NatWest Markets N.V.	€m	€m	€m	€m	€m	€m	€m	€m
At 1 January 2022	6,937	-	46	1	39	39	7,022	40
Currency translation and other adjustments	(41)	1	2	-	(3)	4	(42)	5
Inter group transfers	76	-	-	-	-	-	76	-
Transfers from Stage 1 to Stage 2	(377)	-	377	-	-	-	-	-
Transfers from Stage 2 to Stage 1	204	3	(204)	(3)	-	-	-	-
Net re-measurement of ECL on stage transfer		(2)		5		-		3
Changes in risk parameters (model inputs)		1		-		-		1
Other changes in net exposure	93	2	9	-	7	-	109	2
Other Profit or loss only items		-		1		-		1
Income statement (releases)/charges		1		6		-		7
Amounts written-off	-	-	-	-	(43)	(43)	(43)	(43)
At 30 June 2022	6,892	5	230	3	-	-	7,122	8
Net carrying amount	6,887		227		-		7,114
At 1 January 2021	6,311	1	388	41	72	69	6,771	111
2021 movements	(425)	-	51	(6)	(37)	(33)	(411)	(39)
At 30 June 2021	5,886	1	439	35	35	36	6,360	72
Net carrying amount	5,885		404		(1)		6,288

−       The effect of the Russian invasion of Ukraine remains limited to indirect or second order impact.
−       Stage 2 provisions were largely due to legacy assets for non-go-forward clients following the strategic review in 2020. A significant portion of these provisions are expected to be released in Q3 2022 as some of the positions are being exited.
−       Stage 3 write-off was related to legacy assets that were fully provisioned earlier and has negligible P&L impact.

Notes
9. Contingent liabilities, commitments and guarantees
	30 June	31 December
	2022	2021
	€m	€m
Guarantees and assets pledged as collateral security	486	486
Other contingent liabilities		1
Standby facilities, credit lines and other commitments	7,497	5,957
Contingent liabilities and commitments	7,983	6,444

Commitments and contingent obligations are subject to NWM NV's normal credit approval processes. The amounts shown do not, and are not intended to, provide any indication of the NWM N.V.'s expectation of future losses.

Included within guarantees and assets pledged as collateral security as at 30 June 2022 is €0.5 billion (31 December 2021 - €0.5 billion) which relates to the NatWest Group's obligations over liabilities held within the Dutch State acquired businesses included in ABN AMRO Bank N.V..

Risk-sharing agreements
NWM Plc and NWM N.V. have limited risk-sharing arrangements in place to facilitate the smooth provision of services to NatWest Markets' customers. The arrangements include:

−     The provision of a funded guarantee of up to €1.2 billion by NWM Plc to NWM N.V. that limits certain NWM N.V.'s exposures to large individual customer credits. Funding is provided by NWM Plc deposits placed with NWM N.V. of not less than the guaranteed amount. At 30 June 2022, the deposits amounted to €0.9 billion and the guarantee fees in the period were €2.4 million.
−     The provision of a funded and an unfunded guarantee by NWM Plc in respect of NWM N.V.'s legacy portfolio. At 30 June 2022 the exposure at default covered by the guarantees was approximately €0.2 billion (of which €40 million was cash collateralised). Fees of €0.8 million in relation to the guarantees were recognised in the period.

10. Litigation and regulatory matters
NWM N.V. and certain members of NatWest Group are party to legal proceedings and involved in regulatory matters, including as the subject of investigations and other regulatory and governmental action (Matters) in the Netherlands, the United Kingdom (UK), the European Union (EU), the United States (US) and other jurisdictions.

NWM N.V. Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

In many of these Matters, it is not possible to determine whether any loss is probable or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and regulatory matters or as a result of adverse impacts or restrictions on NWM N.V. Group's reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. NWM N.V. Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are situations where NWM N.V. Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or regulatory matters, even for those matters for which NWM N.V. Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities.

It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

Notes
10. Litigation and regulatory matters continued
The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that NWM N.V. Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised.

NatWest Group is involved in ongoing litigation and regulatory matters that are not described below but are described on pages 104 to 108 of NatWest Group's H1 Results 2022. NatWest Group expects that in future periods, additional provisions, settlement amounts and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances. While NWM N.V. Group may not be directly involved in such NatWest Group matters, any final adverse outcome of those matters may also have an adverse effect on NWM N.V. Group.

Litigation
Madoff
NWM N.V. was named as a defendant in two actions filed by the trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York, which together seek to clawback more than US$298 million that NWM N.V. allegedly received from certain Madoff feeder funds and certain swap counterparties. The claims were previously dismissed, but as a result of an August 2021 decision by the United States Court of Appeals for the Second Circuit (US Court of Appeals), they will now proceed in the bankruptcy court, where they have now been consolidated into one action, subject to NWM N.V.'s legal and factual defences. In May 2022, NWM N.V. filed a motion to dismiss the amended complaint in the consolidated action.

Australian Bank Bill Swap Reference Rate (BBSW)
In August 2017, a class action complaint was filed in the United States District Court for the Southern District of New York (SDNY) against certain NatWest Group companies (including NWM N.V.) and a number of other financial institutions. The complaint alleged that the defendants conspired to manipulate the BBSW and asserts claims under the U.S. antitrust laws, the Commodity Exchange Act, RICO (Racketeer Influenced and Corrupt Organizations Act), and the common law. In April 2022, the parties in this case finalised a settlement agreement resolving the claims, which remains subject to court approval. The settlement amount paid on behalf of NatWest Group companies was covered by an existing provision held at NWM Plc.

FX litigation
In December 2021, a claim was issued in the Netherlands against NatWest Group plc, NWM Plc and NWM N.V. by Stichting FX Claims, seeking a declaration from the court that anti-competitive FX market conduct described in decisions of the European Commission (EC) of 16 May 2019 is unlawful, along with unspecified damages. The claimant has requested the court's permission to amend its claim to also refer to a December 2021 decision by the EC, which also described anti-competitive FX market conduct.

Anti-Terrorism Act litigation against NWM N.V.
NWM N.V. and certain other financial institutions are defendants in several actions filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in attacks in Iraq between 2003 and 2011. NWM Plc is also a defendant in some of these cases.

According to the plaintiffs' allegations, the defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells that committed the attacks, in violation of the US Anti-Terrorism Act, by agreeing to engage in 'stripping' of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected.

The first of these actions was filed in the United States District Court for the Eastern District of New York in November 2014. In September 2019, the district court dismissed the case, finding that the claims were deficient for several reasons, including lack of sufficient allegations as to the alleged conspiracy and causation. The plaintiffs are appealing the decision to the US Court of Appeals. Another action, filed in the SDNY in 2017, was dismissed in March 2019 on similar grounds, but remains subject to appeal to the US Court of Appeals. Other follow-on actions that are substantially similar to the two that have now been dismissed are pending in the same courts.

Notes
10. Litigation and regulatory matters continued
Regulatory matters (including investigations)
NWM N.V. Group's financial condition can be affected by the actions of various governmental and regulatory authorities in the Netherlands, the UK, the EU, the US and elsewhere. NatWest Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the Netherlands, the UK, the EU, the US and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, investment advice, business conduct, competition/anti-trust, VAT recovery, anti-bribery, anti-money laundering and sanctions regimes.

NWM Group companies have been providing information regarding a variety of matters, including, for example, offering of securities, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, product mis-selling and various issues relating to the issuance, underwriting, and sales and trading of fixed income securities, including structured products and government securities, some of which have resulted, and others of which may result, in investigations or proceedings.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by NWM N.V. Group, remediation of systems and controls, public or private censure, restriction of NWM N.V. Group's business activities and/or fines. Any of these events or circumstances could have a material adverse effect on NWM N.V. Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it, or lead to material additional provisions being taken.

11. Related party transactions
NWM N.V. has a related party relationship with associates, joint ventures, key management and shareholders. NWM N.V. enters into transactions with related parties.

Interim pricing agreement
NWM N.V. is a party to transfer pricing arrangements with NWM Plc under which NWM N.V. received income of €60 million (€76 million in H1 2021) for the activities it now performs for European clients on behalf of NWM Plc. The at arm's length nature of the transfer pricing arrangements is confirmed by transfer pricing documentation which has been prepared by an external expert.

Business transfers
During H1 2022, €0.5 billion of contingent liabilities and commitments were transferred from NatWest Bank Plc to NWM N.V. in relation to the Western European Corporate Portfolio. As part of a larger initiative to increase the size and diversity of its banking book portfolio €0.3 billion of contingent liabilities and commitments and €0.1bn of drawn balances were transferred from NatWest Bank Plc to NWM N.V..

Loan purchases via NWM Plc
In H1 2022 NWM N.V. continued purchasing loans from market participants via NWM Plc onto the banking book as part of a larger initiative to increase size and diversity of its banking book portfolio. As at 30 June 2022, the balance of these loans purchased from market participants with assistance from NWM Plc amounted to €230 million (31 December 2021 - €24 million).

Full details of the NWM N.V. Group's related party transactions for the year ended 31 December 2021 are included in the NatWest Markets N.V. 2021 Annual Report and Accounts.

12. Post balance sheet events
Other than as disclosed there have been no other significant events between 30 June 2022 and the date of approval of these accounts which would require a change to or additional disclosure in the condensed consolidated financial statements.

13. Date of approval
The interim results for the half year ended 30 June 2022 were approved by the Supervisory Board on 28 July 2022.

NatWest Markets N.V. Summary Risk Factors
Summary of Principal Risks and Uncertainties
Set out below is a summary of the principal risks and uncertainties for the remaining six months of the financial year which could adversely affect NWM N.V. Group. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties; a fuller description of these and other risk factors is included on pages 127 to 150 of the NatWest Markets N.V. 2021 Annual Report and Accounts. Any of the risks identified may have a material adverse effect on NWM N.V. Group's business, operations, financial condition or prospects.

Economic and political risk
−        NWM N.V. Group faces continued economic and political risks and uncertainty in the UK, European and global markets, including as a result of high inflation, rising interest rates, supply chain disruption and the Russian invasion of Ukraine.
−        The impact of the COVID-19 pandemic and related uncertainties continue to affect the UK, Dutch, European and global economies and financial markets and NWM N.V. Group's customers, as well as its competitive environment, which may continue to have an adverse effect on NWM N.V. Group.
−          Continuing uncertainty regarding the effects and extent of the UK's post Brexit divergence from EU laws and regulation, and NWM N.V.'s post Brexit EU operating model may continue to adversely affect NWM Plc (NWM N.V.'s parent company) and its operating environment and NatWest Group plc (NWM N.V.'s ultimate parent company) and may have an indirect effect on NWM N.V. Group.
−          Changes in interest rates have affected and will continue to affect NWM N.V. Group's business and results.
−          HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over NatWest Group and NWM N.V. Group is ultimately controlled by NatWest Group.

Strategic risk
−         NWM Group (including NWM N.V. Group) has been in a period of significant structural and other change, including as a result of NatWest Group's purpose-led strategy (including the NWM Refocusing and NatWest Group's recent creation of its Commercial & Institutional franchise, of which NWM Group (including NWM N.V. Group) forms part) and may continue to be subject to significant structural and other change.  There is no certainty that the intended benefits of any such change for NWM Group (including NWM N.V. Group) will be realised within the timeline or in the manner currently contemplated, or that NWM Group (or NWM N.V. Group) will meet its targets and expectations as a result of such changes.
−         Trends relating to the COVID-19 pandemic may adversely affect NWM N.V. Group's strategy and impair its ability to meet its targets and strategic objectives.

Financial resilience risk
−           NWM Group, including NWM N.V. Group, may not meet the targets it communicates, generate returns or implement its strategy effectively.
−           NWM N.V. is NatWest Group's banking and trading entity located in the Netherlands. NWM N.V. has repurposed its banking licence, and NWM N.V. Group may be subject to further changes.
−           NWM N.V. may not meet the prudential regulatory requirements for capital and liquidity.
−           NWM N.V. Group may not be able to adequately access sources of liquidity and funding.
−           NWM N.V. Group is reliant on access to the capital markets to meet its funding requirements. The inability to do so may adversely affect NWM N.V. Group.
−           NWM N.V. may not manage its capital, liquidity or funding effectively which could trigger the execution of certain management actions or recovery options.
−           Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries (including NWM Plc or NWM N.V.) or any of their respective debt securities could adversely affect the availability of funding for NWM N.V. Group, reduce NWM N.V. Group's liquidity position and increase the cost of funding.
−           NWM N.V. Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.
−           NWM N.V. Group may be adversely affected if NatWest Group fails to meet the requirements of regulatory stress tests.
−           The effects of the COVID-19 pandemic could affect NWM N.V. Group's ability to access sources of liquidity and funding, which may result in higher funding costs and failure to comply with regulatory capital, funding and leverage requirements.
−           The impact of the COVID-19 pandemic on the credit quality of NWM N.V. Group's counterparties may negatively impact NWM N.V. Group.
−           NWM N.V. Group has significant exposure to counterparty and borrower risk.
−           NWM N.V. Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
−           NWM N.V. Group's financial statements are sensitive to underlying accounting policies, judgments, estimates and assumptions.
−           Changes in accounting standards may materially impact NWM N.V. Group's financial results.
−           NatWest Group (including NWM N.V.) may become subject to the application of statutory stabilisation or resolution powers which may result in, among other actions, the write-down or conversion of certain Eligible Liabilities (including NWM N.V.'s Eligible Liabilities).
−           NatWest Group is subject to Bank of England and PRA oversight in respect of resolution. Following submission of a biennial assessment of NatWest Group's preparations for resolution to the PRA, the Bank of England has not identified any shortcomings, deficiencies or substantive impediments associated with NatWest Group's ability to achieve resolvability outcomes, but has highlighted two areas as requiring further enhancements. NatWest Group, including NWM Group (and NWM N.V. Group), could be adversely affected should future Bank of England assessments deem NatWest Group's preparations to be inadequate.

NatWest Markets N.V. Summary Risk Factors
Summary of Principal Risks and Uncertainties continued
Climate and sustainability-related risks
−           NWM N.V. Group and its customers, suppliers and counterparties face significant climate-related risks, including in transitioning to a net zero economy, which may adversely impact NWM N.V. Group.

−           NatWest Group's purpose-led strategy includes climate change as one of its three areas of focus and, following the passing of a 'Say on Climate' resolution by NatWest Group's shareholders in April 2022, NatWest Group is required to publish an initial climate transition plan in 2023. NatWest Group's climate strategy and transition plan entails significant execution and reputational risk and is unlikely to be achieved without internal and external actions including significant government policy, technology and customer changes.

−           Any failure by NWM N.V. Group to prepare or execute a credible transition plan or implement effective and compliant climate change resilient systems, controls and procedures could adversely affect NWM N.V. Group's reputation or its ability to manage climate-related risks.
−           There are significant challenges in relation to climate related data due to quality and other limitations, lack of consistency, standardisation and incompleteness which amongst other factors contribute to the significant uncertainties inherent in accurately modelling the impact of climate related risks.
−           A failure to adapt NWM N.V. Group's business strategy, governance, procedures, systems and controls to manage emerging sustainability-related risks and opportunities may have a material adverse effect on NWM N.V. Group, its reputation, business, results of operations and outlook.
−           Any reduction in the ESG ratings of NatWest Group or NWM Group (including NWM N.V. Group) could have a negative impact on NatWest Group's or NWM Group's (including NWM N.V. Group) reputation and on investors' risk appetite and customers' willingness to deal with NatWest Group, NWM Group or NWM N.V. Group.
−           Increasing levels of climate, environmental and sustainability-related laws, regulation and oversight may adversely affect NWM N.V. Group's business and expose NWM N.V. Group to increased costs of compliance, regulatory sanction and reputational damage.
−           NWM N.V. Group may be subject to potential climate, environmental and other sustainability-related litigation, enforcement proceedings, investigations and conduct risk

Operational and IT resilience risk
−           Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NWM N.V. Group's businesses.
−           NWM N.V. Group is subject to increasingly sophisticated and frequent cyberattacks.
−           NWM N.V. Group operations and strategy are highly dependent on the accuracy and effective use of data.
−           NWM N.V. Group relies on attracting, retaining, developing and remunerating diverse senior management and skilled personnel (such as market trading specialists), and is required to maintain good employee relations.
−           NWM N.V. Group's operations are highly dependent on its complex IT systems (including those that enable remote working), IT infrastructure and cloud platforms and any IT failure could adversely affect NWM N.V. Group.
−           Remote working may adversely affect NWM N.V. Group's ability to maintain effective internal controls.
−           A failure in NWM N.V. Group's risk management framework could adversely affect NWM N.V. Group, including its ability to achieve its strategic objectives.
−           NWM N.V. Group's operations are subject to inherent reputational risk.

Legal, regulatory and conduct risk
−           NWM N.V. Group's businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NWM N.V. Group.
−           NWM N.V. Group and NWM Plc are exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NWM N.V. Group.
−           NWM N.V. Group may not effectively manage the transition of LIBOR and other IBOR rates to alternative risk-free rates.

Additional information
Contact
Alexander Holcroft	Investor Relations	+44 (0) 20 7672 1758

Presentation of Information

NatWest Markets N.V. (NWM N.V.) is a wholly owned subsidiary of RBS Holdings N.V. ('RBSH N.V.' or 'the intermediate holding company'). NWM N.V. Group refers to NWM N.V. and its subsidiary and associated undertakings. The term 'RBSH Group' refers to RBSH N.V. and its only subsidiary, NWM N.V.. RBSH N.V. is a wholly-owned subsidiary of NatWest Markets Plc (NWM Plc). The term 'NWM Group' refers to NWM Plc and its subsidiary and associated undertakings.

NatWest Group plc is 'the ultimate holding company'. The term 'NatWest Group' refers to NatWest Group plc and its subsidiary and associated undertakings. NatWest Group plc is registered at 36 St Andrew Square, Edinburgh, Scotland.

NWM N.V. publishes its financial statements in 'euro', the European single currency. The abbreviation '€' represents the 'euro', and the abbreviations '€m' and '€bn' represent millions and thousands of millions of euros, respectively, and references to 'cents' represent cents in the European Union ('EU'). The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling, respectively, and references to 'pence' represent pence in the United Kingdom ('UK'). Reference to 'dollars' or '$' are to United States of America ('US') dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively, and references to 'cents' represent cents in the US. The term 'EEA' refers to European Economic Area.

Forward-looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NWM N.V. Group's future economic results, business plans and current strategies. In particular, this document may include forward-looking statements relating to NWM N.V. Group in respect of, but not limited to: its economic and political risks, NWM N.V.'s regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), NWM Group's strategic and structural change and the implementation of NatWest Group's purpose-led strategy, its ESG and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, the impact of the COVID-19 pandemic, its exposure to third party risks and ensuring operational continuity in resolution, its credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and other IBOR rates to alternative risk free rates and NWM N.V. Group's exposure to operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to: the outcome of legal, regulatory and governmental actions and investigations, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions, the impact of climate related risks and the transitioning to a net zero economy and the impact of the COVID-19 pandemic. These and other factors, risks and uncertainties that may impact any forward-looking statement or the NWM N.V. Group's actual results are discussed in NWM N.V. Group's 2021 Annual Report and Accounts (ARA), NWM N.V.'s Interim Results for H1 2022 and other public filings. The forward-looking statements contained in this document speak only as of the date of this document and NWM N.V. Group does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Management's report on the interim financial statements

Pursuant to section 5:25d, paragraph 2(c), of the Dutch Financial Supervision Act (Wet op het financieel toezicht (Wft)), the members of the Managing Board state that to the best of their knowledge:

−
the interim financial statements give a true and fair view, in all material respects, of the assets and liabilities, financial position, and profit or loss of NatWest Markets N.V. and the companies included in the consolidation as at 30 June 2022 and for the six month period then ended.

−
the interim report, for the six month period ending on 30 June 2022, gives a true and fair view of the information required pursuant to section 5:25d, paragraphs 8 and 9, of the Dutch Financial Supervision Act of NatWest Markets N.V. and the companies included in the consolidation.

Amsterdam
28 July 2022

Cornelis Visscher
Chief Financial Officer

NatWest Group plc 2138005O9XJIJN4JPN90
NatWest Markets N.V. X3CZP3CK64YBHON1LE12

Date: 29 July 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary